SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2005
______________________
Commission File Number 0-28800
DRDGOLD Limited
45 Empire Road
Parktown
Johannesburg, South Africa, 2193
(Address of principal executive office)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes __ No X

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration
Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4
(Registration No. 333-121386) of DRDGOLD Limited (the "Company" or "DRDGOLD") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004
respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant's Form 6-K filing for the month of April 2005, and incorporated by reference herein, is:

Exhibit No.
Description

99.1
Announcement dated April 5, 2005 regarding subscription.

Exhibit 99.1
R93.5 MILLION CAPITAL RAISING

On 5 April 2005, DRDGOLD entered into a subscription agreement with Baker Steel Capital
Managers LLP (“BSCM”) on behalf of its clients (“BSCM clients”), pursuant to which DRDGOLD will raise R93.5 million through the issue of new ordinary no par value shares in the stated capital of DRDGOLD (“new DRDGOLD shares”) to BSCM clients through a specific issue of shares for cash. BSCM clients will subscribe for 17 million new DRDGOLD shares at an issue price of R5.50 for an aggregate consideration of R93.5 million.

In DRDGOLD’s SA GAAP interim results released on 24 February 2005 and furnished to the U.S.
Securities Exchange Commission under cover a Form 6-K on that date, KPMG, without qualifying their review opinion, drew attention to the section in the overview headed "Going Concern", which indicated that DRDGOLD and its subsidiaries (“the group”) had incurred significant losses for the six months to 31 December 2004 and continued to incur losses thereafter and that, at 31 December
2004, the group’s current liabilities exceeded its current assets.
The main purpose of the capital raising is to address KPMG’s concerns, and redress the balance between current assets and current liabilities. DRDGOLD intends to use the proceeds from the capital raising to:
-
provide working capital;
- restructure its operations;
-
acquire other synergistic assets in South Africa; and/or
- fund necessary capital expenditure.

A circular containing full details of the specific issue of shares for cash will be posted to
DRDGOLD shareholders in due course.

The securities offered to BSCM on behalf of its clients have not been registered under the U.S.
Securities Act of 1933, as amended, and may not be offered or sold in the United States absent an applicable exemption from registration requirements.